UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The documents attached as exhibits 4.1,10.1 and 10.2 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013.

The Registrant is filing material documents not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: September 12, 2013

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Form of Warrant to Purchase Shares represented by American Depositary Shares

Exhibit 10.1	Form of Securities Purchase Agreement

Exhibit 10.2	Form of Placement Agent Agreement